Exhibit 99.1

STEEL PARTNERS II, L.P.
590 MADISON AVENUE
32ND FLOOR
NEW YORK, NEW YORK 10022

TEL (212) 520-2300
FAX (212) 520-2301

March 12, 2008

C. James Prieur
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Dear Jim:

It was a pleasure speaking with you regarding Steel Partners' request that Conseco, Inc. ("Conseco" or the "Company") consider the voluntary nomination of representatives of Steel Partners for election as directors. As you know, Steel Partners is one of the largest shareholders of the Company, owning in excess of 14.4 million shares. We believe the addition of Warren Lichtenstein and I to the Board of Directors would be a positive step for Conseco. Based on our conversations with other significant shareholders, we believe this move would also be welcomed by the shareholder base. At your request, please find attached biographical information on myself and Mr. Lichtenstein, which you should feel free to disseminate to the members of the Governance and Strategy Committee.

Our biographies attest to the fact that Mr. Lichtenstein and I have extensive global experience serving on and leading boards of directors of various public companies, including serving in Chairman and Chief Executive Officer positions, and have proven track records of maximizing shareholder value. As we discussed, Conseco's true value is not reflected in the current stock price. We would upon our appointment to the Board work with the Company to hire a nationally recognized investment bank to assist the Company in exploring all alternatives to maximize shareholder value. These include spinning off or selling business units, executing a major stock buyback or finding a merger partner. As members of the Board, Mr. Lichtenstein and I would work in partnership with the other directors to fully evaluate all these strategic alternatives and would diligently exercise our fiduciary duties taking into consideration the interests of all shareholders.

We are confident Mr. Lichtenstein and I can assist Conseco in rapidly achieving its full potential and are hopeful that we will be added to the Board in the near term. Please feel free to contact me if you have any questions or would like additional information on our qualifications.

Sincerely,

/s/ Jack L. Howard
Jack L. Howard

Warren G. Lichtenstein (Age 42) co-founded Steel Partners II, L.P. in 1993. He has been Managing Member since 1996 of Steel Partners II GP LLC, which is the General Partner of Steel Partners II, L.P. and Steel Partners II Master Fund L.P. He is Chief Executive Officer of Steel Partners LLC, a global investment management firm, which is the Investment Manager to Steel Partners II, L.P. and Steel Partners II Master Fund L.P. He is also a Co-Founder of Steel Partners Japan Strategic Fund (Offshore), L.P., a private investment partnership investing in Japan, and Steel Partners China Access I LP, a private equity partnership investing in China. Mr. Lichtenstein has been the Chairman of the Board, President and Chief Executive Officer of SP Acquisition Holdings, Inc., a company formed for the purpose of acquiring one or more businesses or assets, since February 2007. He has been a director (currently Chairman of the Board) of SL Industries, Inc., a designer and manufacturer of power electronics, power motion equipment, power protection equipment, and teleprotection and specialized communication equipment, since January 2002 and served as Chief Executive Officer from February 2002 to August 2005. He has served as Chairman of the Board of WHX Corporation, a holding company, since July 2005. Mr. Lichtenstein has been a director of KT&G Corporation, South Korea's largest tobacco company, since March 2006. He has served as a director of GenCorp Inc., a technology-based manufacturer of aerospace and defense products and systems with a real estate business segment, since March 5, 2008. He served as a director of WebFinancial Corporation, which through its operating subsidiaries, operates niche banking markets, from 1996 to June 2005, as Chairman and Chief Executive Officer from December 1997 to June 2005 and as President from December 1997 to December 2003. Prior to the formation of Steel Partners II, L.P. in 1993, Mr. Lichtenstein co-founded Steel Partners, L.P., an investment partnership, in 1990 and co-managed its business and operations. From 1988 to 1990, Mr. Lichtenstein was an acquisition/arbitrage analyst with Ballantrae Partners, L.P., which invested in risk arbitrage, special situations, and undervalued companies. From 1987 to 1988, he was an analyst at Para Partners, L.P., a partnership that invested in arbitrage and related situations. Mr. Lichtenstein has previously served as a director of the following companies: Alpha Technologies Group, Inc., Aydin Corporation (Chairman), BKF Capital Group Inc., CPX Corp. (f/k/a CellPro, Incorporated), ECC International Corporation, Gateway Industries, Inc., Layne Christensen Company, PLM International, Inc., Puroflow Incorporated, Saratoga Beverage Group, Inc., Synercom Technology, Inc., TAB Products Co., Tandycrafts Inc., Tech-Sym Corporation, United Industrial Corporation (Chairman) and U.S. Diagnostic Labs, Inc. Mr. Lichtenstein graduated from the University of Pennsylvania with a B.A. in Economics.

Jack L. Howard (Age 45) co-founded Steel Partners II, L.P. in 1993. He has been a registered principal of Mutual Securities, Inc., a NASD registered broker-dealer since 1989. He is the President of Steel Partners LLC, a global investment management firm, which is the Investment Manager to Steel Partners II, L.P. and Steel Partners II Master Fund L.P. He has been associated with Steel Partners LLC and its affiliates since December 2003. Mr. Howard has been the Chief Operating Officer of SP Acquisition Holdings, Inc., a company formed for the purpose of acquiring one or more businesses or assets, since June 2007 and its Secretary since February 2007. He was a director of SP Acquisition from February 2007 until June 2007 and was its Vice-Chairman from February 2007 until August 2007. He has been a director of Adaptec, Inc., a storage solutions provider, since December 2007. Mr. Howard has served as Chairman of the Board of WebFinancial Corporation, which through its operating subsidiaries, operates niche banking markets, since June 2005, as a director of WebFinancial since 1996 and its Vice President since 1997. From 1997 to May 2000, he also served as Secretary, Treasurer and Chief Financial Officer of WebFinancial. He served as Chairman of the Board and Chief Executive Officer of Gateway Industries, Inc., a provider of database development and web site design and development services, from February 2004 to April 2007 and as Vice President from December 2001 to April 2007. He has been a director of WHX Corporation, a holding company, since July 2005. He has served as a director of NOVT Corporation, a former developer of advanced medical treatments for coronary and vascular disease, since April 2006. He has been a director of CoSine Communications, Inc., a holding company, since July 2005. He has been a director of BNS Holding, Inc., a holding company that owns the majority of Collins Industries, Inc., a manufacturer of school buses, ambulances and terminal trucks, since June 2004. From 1984 to 1989, Mr. Howard was with First Affiliated Securities, a NASD broker dealer. Mr. Howard has previously served as a director of Scientific Software-Intercomp, Inc., Pubco Corporation and Investors Insurance Group, Inc. Mr. Howard graduated from the University of Oregon with a B.A. in Finance. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63.